Heminger, Peggy C.

From:	Heminger, Peggy C.
Sent:	Friday, April 01, 2016 4:06 PM
To:	browningk@sec.gov
Cc:	Conner, W. Thomas
Subject:	MetLife of CT Separate Account Eleven for Variable Annuities - Form N-4 registration statement (333-208464)
Attachments:	MPVA CLEAN fee table.pdf; MPVA marked Fee Table.pdf

Dear Ms. Browning:

Pursuant to your request, and in connection with our earlier correspondence dated April 1, 2016 relating to the Form N-4 registration statement (File Nos. 811-21262 and 333-208464) filed by MetLife Insurance Company USA (“MetLife USA”) and its separate account MetLife of CT Separate Account Eleven for Variable Annuities (the “Separate Account”) for the MetLife Premier Variable Annuity Contract to be issued by MetLife USA, please find attached on behalf of MetLife USA and the Separate Account clean and marked copies of the pages from the registration statement which reflect the changes described in our earlier correspondence.

Please contact Tom Conner (tconner@reedsmith.com or 202 414 9208) or me with any questions.

Best regards,

Peggy

Peggy C. Heminger

412.288.7204

pheminger@reedsmith.com

Reed Smith LLP

Reed Smith Centre

225 Fifth Avenue

Pittsburgh, PA 15222

412.288.3131

Fax 412.288.3063

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